 North America Structured Investments  4yr Step Down Auto Callable Notes linked to SX5E/RTY  Overview  The following is a summary of the terms of the notes offered by the preliminary pricing supplement hyperlinked below.  Hypothetical Amount Payable**  Lesser  Summary of Terms  Issuer: JPMorgan Chase Financial Company LLC.  Guarantor: JPMorgan Chase & Co.  Performing IndexReturn at Review  Date  Total Return at Total Return at  First Review Second Review  Date Date  Total Return at Total Return at  Third Review Final Review  Date Date  Indices:  EURO STOXX 50® Index and Russell 2000® Index  80.00%  9.00%  18.00%  27.00%  36.00%  Pricing Date:  March 23, 2018  Maturity Date:  March 28, 2022  60.00%  9.00%  18.00%  27.00%  36.00%  Review Dates:  Annual  40.00%  9.00%  18.00%  27.00%  36.00%  Review Date  Call Value  Call Premium*  First 100.00%  20.00%  At least9.00%  9.00% 18.00% 27.00% 36.00%  Second  100.00%  At least  18.00%  10.00%  9.00%  18.00%  27.00%  36.00%  Third 100.00% At least27.00%  0.00% 9.00% 18.00% 27.00% 36.00%  Final  70.00%  At least  36.00%  -5.00%  N/A  N/A  N/A  36.00%  CUSIP:  48129HV87  Preliminary  -20.00%  N/A  N/A  N/A  36.00%  Pricing Supplement:  http://sp.jpmorgan.com/document/cusip/48129HV87/doctype/Product_Termsheet/document.pdf  -25.00%  N/A  N/A  N/A  36.00%  For more information about the estimated value of the notes, which likely will be lower than the price you paid for the notes, please see the  hyperlink above. You may lose some or all of your principal at maturity. Any payment on the notes is subject to the credit risk of JPMorgan  -30.00%  N/A  N/A  N/A  36.00%  Chase Financial Company LLC, as issuer of the notes, and the credit risk of JPMorgan Chase & Co., as guarantor of the notes.  Automatic Call  -30.01%  N/A  N/A  N/A  -30.01%  If the closing level of each Index on any Review Date is greater than or equal to the applicable Call Value, the notes will be  automatically called for a cash payment, for each $1,000 principal amount note, equal to (a)$1,000 plus (b) the CallPremium Amount applicable to that Review Date, payable on the applicable Call Settlement Date. No further payments willbe made on the notes.  Payment at Maturity  If the notes have not been automatically called, your payment at maturity per $1,000 principal amount note will becalculated as follows:  $1,000 + ($1,000 × Lesser Performing Index Return)  If the notes have not been automatically called, you will lose more than 30.00% of your principal amount at maturity andcould lose all of your principal amount at maturity.  -80.00% N/A N/A N/A -80.00%  -100.00% NA NA N/A -100.00%  * In each case, to be determined on the Pricing Date, but not less than such amounts  ** Reflects Call Premium Amounts equal to the minimum Call Premium Amounts set forthherein, for illustrative purposes.  The “total return” as used above is the number expressed as a percentage, that results fromcomparing the payment on the applicable payment date per $1,000 principal amount note to$1,000.  The hypothetical returns on the notes shown above apply only if you hold the notes for theirentire term or until automatically called. These hypotheticals do not reflect fees or expenses thatwould be associated with any sale in the secondary market. If these fees and expenses wereincluded, the hypothetical returns and hypothetical interest payments shown above would likelybe lower.  Capitalized terms used but not defined herein shall have the meaning set forth in thepreliminary pricing supplement.  J.P. Morgan Structured Investments | 1 800 576 3529 | jpm_structured_investments@jpmorgan.com

North America Structured Investments

4yr Step Down Auto Callable Notes linked to SX5E/RTY

J.P.Morgan

Selected Risks

- Your investment in the notes may result in a loss. The notes do not guarantee any return of principal.
- Payment on the notes at maturity is subject to the credit risk of JPMorgan Chase Financial Company LLC and JPMorgan Chase & Co. Therefore the value of the notes prior to maturity will be subject to changes in the market's view of the creditworthiness of JPMorgan Chase Financial Company LLC or JPMorgan Chase & Co.
- You are exposed to the risks of the decline in value of each Index.
- Your payment at maturity will be determined by the Lesser Performing Index.
- If the notes are automatically called, your return is limited to the principal amount plus call premium regardless of any appreciation of the Indices, which may be significant.
- If the notes have not been automatically called, you will lose 1% of your principal for every 1% the Final Value of the Lesser Performing Index is below its Initial Value.
- The benefit provided by the lower Call Value on the final Review Date may terminate on the final Review Date.
- The call feature may force a potential early exit. There is no guarantee you will be able to reinvest the proceeds at a comparable interest rate for a similar level of risk.
- No interest or dividend payments, voting rights, or ownership rights with the equity securities included in each Index.
- The notes are subject to the risks associated with small capitalization companies.
- The notes are subject to the risks associated with non-U.S. securities.
- The notes do not provide direct exposure to fluctuation in foreign exchange rates.
- As a finance subsidiary, JPMorgan Chase Financial Company LLC has no independent operations and has limited assets.

Selected Risks (continued)

- The estimated value of the notes will be lower than the original issue price (price to public) of the notes.
- The estimated value of the notes is determined by reference to an internal funding rate.
- The estimated value of the notes does not represent future values and may differ from others' estimates.
- The value of the notes, which may be reflected in customer account statements, may be higher than the then current estimated value of the notes for a limited time period.
- Lack of liquidity: J.P. Morgan Securities LLC (who we refer to as JPMS), intends to offer to purchase the notes in the secondary market but is not required to do so. The price, if any, at which JPMS will be willing to purchase notes from you in the secondary market, if at all, may result in a significant loss of your principal.
- Potential conflicts: We and our affiliates play a variety of roles in connection with the issuance of notes, including acting as calculation agent and hedging our obligations under the notes, and making the assumptions used to determine the pricing of the notes and the estimated value of the notes when the terms of the notes are set. It is possible that such hedging or other trading activities of J.P. Morgan or its affiliates could result in substantial returns for J.P. Morgan and its affiliates while the value of the notes decline.
- The tax consequences of the notes may be uncertain. You should consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the notes.

The risks identified above are not exhaustive. Please see "Risk Factors" in the applicable product supplement and underlying supplement and "Selected Risk Considerations" in the applicable pricing supplement for additional information.

Additional Information

SEC Legend: JPMorgan Chase Financial Company LLC and JPMorgan Chase & Co. have filed a registration statement (including a prospectus) with the SEC for any offerings to which these materials relate. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase Financial Company LLC and JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase Financial Company LLC and JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, JPMorgan Chase Financial Company LLC and JPMorgan Chase & Co., any agent or any dealer participating in the this offering will arrange to send you the prospectus and each prospectus supplement as well as any product supplement, underlying supplement and preliminary pricing supplement if you so request by calling toll-free 1-866-535-9248.

IRS Circular 230 Disclosure: JPMorgan Chase & Co. and its affiliates do not provide tax advice. Accordingly, any discussion of U.S. tax matters contained herein (including any attachments) is not intended or written to be used, and cannot be used, in connection with the promotion, marketing or recommendation by anyone unaffiliated with JPMorgan Chase & Co. of any of the matters address herein or for the purpose of avoiding U.S. tax-related penalties.

Investment suitability must be determined individually for each investor, and the financial instruments described herein may not be suitable for all investors. This information is not intended to provide and should not be relied upon as providing accounting, legal, regulatory or tax advice. Investors should consult with their own advisors as to these matters.

This material is not a product of J.P. Morgan Research Departments.

Free writing prospectus filed pursuant to Rule 433, Registration Statement Nos. 333-209682 and 333-209682-1

J.P. Morgan Structured Investments | 1 800 576 3529 | jpm_structured_investments@jpmorgan.com